UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) May 10, 2018

FAIRMOUNT SANTROL HOLDINGS INC.

(Exact name of registrant as specified in its charter)

Delaware	001-36670	34-1831554
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

8834 Mayfield Road, Chesterland, Ohio	44026
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (800) 255-7263

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 2.02	Results of Operations and Financial Condition.

On May 3, 2018, Fairmount Santrol Holdings Inc. (the “Company”) issued an earnings release (the “Earnings Release”) announcing its results for the quarter ended March 31, 2018. The Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2018 (the “Form 10-Q”), which was filed with the Securities and Exchange Commission on May 10, 2018, contains immaterial adjustments to the condensed consolidated financial statements previously disclosed in the Earnings Release in order to reflect revisions, primarily related to the Company’s accounting treatment for capitalized non-cash stripping costs. Prior to this revision, the Company’s stripping costs were capitalized when incurred for overburden stripping performed two to three years in advance of when the reserves would be mined, and this capitalized stripping would be amortized in subsequent periods. After the revision, cost of sales increased to include stripping as a component of cost of goods sold in the period incurred and depreciation, amortization and depletion expense is reduced in the Company’s condensed consolidated statements of income (loss) in the Form 10-Q to be consistent with accounting guidance included in ASC 930-330-25-1 and EITF 04-06. The adjustments reducing net income (loss) for the three-month periods ended March 31, 2018 and 2017, as compared to the unaudited results contained in the Earnings Release, as a result of these accounting revisions are $149,000 and $243,000, respectively.

The immaterial adjustments to the Company’s consolidated financial statements are discussed more fully in Notes 1 and 2 in the Form 10-Q. The following table shows the impact of the adjustments to EBITDA and Adjusted EBITDA in each of the reported periods. The Company encourages readers to review the Form 10-Q for additional information.

Fairmount Santrol

Non-GAAP Financial Measures

(unaudited)	Three Months Ended March 31,		Year Ended December 31,
	2018 *	2017	2017	2016	2015
	(in thousands)		(in thousands)
Reconciliation of originally reported EBITDA to revised EBITDA
As previously reported
Net income (loss) attributable to Fairmount Santrol Holdings Inc.	$28,902	$(11,588)	$53,788	$(140,192)	$(92,135)
Interest expense, net	13,783	12,537	56,408	65,367	62,242
Provision (benefit) for income taxes	1,791	(1,148)	(4,666)	(99,441)	(1,939)
Depreciation, depletion, and amortization expense	19,757	19,442	79,144	72,276	66,754

EBITDA, As Previously Reported	64,233	19,243	184,674	(101,990)	34,922
Adjustment for Stripping	(3,600)	(2,451)	(11,443)	(9,803)	(6,797)
Adjustment for Asset Impairment				3,297

Revised EBITDA	60,633	16,792	173,231	(108,496)	27,747
Non-cash stock compensation expense(1)	3,420	2,416	10,071	8,870	4,525
Asset impairments(2)				89,851	80,188
Loss on disposal of fixed assets(3)					7,915
Restructuring charges(4)					9,221
Write-off of deferred financing costs(5)			389	2,618	864
Loss (gain) on debt extinguishment and repurchase(6)			2,898	(8,178)
Debt transaction expenses(7)				450
Other expenses(8)				180	465
Merger transaction expenses(9)	3,334		8,312

Revised Adjusted EBITDA	$67,387	$19,208	$194,901	$(14,705)	$131,303

*	March 31, 2018 data is previously reported in the condensed consolidated financial statements previously disclosed in the Earnings Release. The remaining periods are as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2017 and the Form 10-Ks for the year ended December 31, 2017, 2016 and 2015.

(1)	Represents the non-cash expense for stock-based awards issued to our employees and outside directors.
(2)	2016 non-cash charges associated with the impairment of mineral reserves and other long-lived assets which was revised to correct the estimated fair value for an impaired mine property included in the determination of the impairment charge. 2015 non-cash charges include a $69.2 million impairment of goodwill in the Proppant Solutions segment, as well as other impairments.
(3)	Includes losses related to the sale and disposal of certain assets in property, plant, and equipment.
(4)	Expenses associated with restructuring activities and plant closures, including pension withdrawal, severance payments, and other liabilities.
(5)	Represents the write-off of deferred financing fees in relation to the amendment of our Revolving Credit Facility in 2017; the write-off of deferred financing fees in relation to term loan repurchases in 2016; and the amendment of our Revolving Credit Facility in 2015.
(6)	Loss related to the extinguishment of term loans in 2017 and gain related to the discount on term loan repurchases in 2016.
(7)	Expenses associated with term loan repurchases.
(8)	Loss on the curtailment of a pension plan in 2016 and cash payment associated with an audit of our Employee Stock Bonus Plan in 2015.
(9)	Expenses related to the annouced Merger with Unimin.

EBITDA and Adjusted EBITDA

EBITDA and Adjusted EBITDA are supplemental non-GAAP financial measures that are used by management and certain external users of our financial statements in evaluating our operating performance.

We define EBITDA as net income before interest expense, income tax expense, depreciation, depletion and amortization. Adjusted EBITDA is defined as EBITDA before non-cash stock-based compensation, impairment of assets, and certain other income or expenses.

Management believes EBITDA and Adjusted EBITDA are useful because they allow us to more effectively evaluate our operations from period to period without regard to our financing methods or capital structure. EBITDA and Adjusted EBITDA have limitations as analytical tools and should not be considered as alternatives to, or more meaningful than net income as determined in accordance with GAAP as indicators of our operating performance. Certain items excluded from EBITDA and Adjusted EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure, as well as the historic costs of depreciable assets, none of which are components of EBITDA or Adjusted EBITDA. Although we attempt to determine EBITDA and Adjusted EBITDA in a manner that is consistent with other companies in our industry, our computations of EBITDA and Adjusted EBITDA may not be comparable to other similarly titled measures of other companies. We believe that EBITDA and Adjusted EBITDA are widely followed measures of operating performance.

Adjusted EBITDA is presented as a performance measure because certain charges or expenses may occur in a particular period and are not indicative of true operating performance. For this reason, management believes Adjusted EBITDA is useful to investors as well.

Item 8.01	Other Events.

The information set forth in Item 2.02 of this Current Report on Form 8-K is incorporated into this Item 8.01 by reference.

Additional Information

FAIRMOUNT SANTROL STOCKHOLDERS ARE ENCOURAGED TO READ THE PROXY STATEMENT, DATED APRIL 26, 2018, FOR THE SPECIAL MEETING AS FILED WITH THE SEC ON SCHEDULE 14A AND THE UNIMIN REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT IS PART OF THE REGISTRATION STATEMENT BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The final proxy statement/prospectus will be mailed to stockholders of Fairmount Santrol. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, or from Fairmount Santrol at its website, www.FairmountSantrol.com, or by contacting Indrani Egleston at 440-214-3219 or Matthew Schlarb at 440-214-3284.

Participants in Solicitation

Fairmount Santrol and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the merger. Information concerning Fairmount Santrol’s participants is set forth in the proxy statement, dated April 6, 2017, for Fairmount Santrol’s 2017 Annual Meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the merger will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Fairmount Santrol Holdings Inc.
(Registrant)
Date May 10, 2018

/s/ Michael F. Biehl
Michael F. Biehl Executive Vice President and Chief Financial Officer